

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2012

Via E-Mail
Bob Bates
Chief Financial Officer
Inova Technology, Inc.
2300 W. Sahara Ave., Suite 800
Las Vegas, Nevada 89102

**Re: Inova Technology, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed September 28, 2012
File No. 333-182813
Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended July 31, 2012
Filed on September 25, 2012
File No. 000-27397**

Dear Mr. Bates:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. We note your response to comment 2 in our letter dated September 21, 2012, as well as the revisions you have made to various headings on pages 52 through 55 of your amended registration statement. Regarding the information on pages 52 to 55, to the extent this information is not part of Note 19 to the financial statements, please delete this information, as similar information is presented elsewhere in the prospectus. Similarly, please delete the information on page 64.

Prospectus Cover Page, page 1

2. We note your response to comment 8 in our letter dated September 21, 2012. Please provide us with the following information, and revise the registration statement accordingly to reflect such information:

- the date on which the offering will terminate. If you do not know this date yet, please tell us how you intend to determine it (e.g., nine months from the effective date of the registration statement);

- whether you reserve the right to terminate the offering sooner than the stated termination date;

- whether you reserve the right to extend the duration of the offering beyond the stated termination date; and

- if you reserve the right to extend the duration of the offering, the length of time by which the offering can be extended (e.g., six months).

3. We note your response to comment 7 in our letter dated September 21, 2012, as well as your revised disclosure. Please correct the cross-references to the first page of the risk factor section of the prospectus. The current cross-references are not correct.

Directors, Executive Officers, Promoters and Control Persons, page 17

Security Ownership of Certain Beneficial Others, page 19

4. We note your response to comment 17 in our letter dated September 21, 2012, as well as the revisions you made to the footnotes of your beneficial ownership table. Your disclosure appears to state that Southbase LLC, Southbase International, and Advisors LLC may each be the beneficial owners of more than 5% of your common stock. We note, however, that these entities are not listed in the beneficial ownership table, but rather are mentioned in footnotes to the beneficial ownership table. To the extent that any of these entities beneficially owns 5% or more of your common stock, please list in the beneficial ownership table the names of each of these entities, the number of shares owned, and the percentage of their beneficial ownership of your common stock. Additionally, for each entity listed in your beneficial ownership table, including the four individuals currently listed in your beneficial table and any of the three entities above added as a result of this comment, please disclose by footnote or otherwise the number of shares directly owned, the name of any person or entity through which shares are beneficially owned, and the nature of any relationship between the beneficial owner and the actual owner. For additional guidance, please see Item 403 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results…, page 20

Adjusted EBITDA, page 22

5.   We note your response to comment 20 in our letter dated September 21, 2012. Please revise to retitle your non-GAAP measure that includes adjustments to the standard definition of EBITDA.

6.   We note your response to comment 21 in our letter dated September 21, 2012. Please explain how your deletion of the loss on transfer of financial assets and liabilities did not result in a similar revised adjustment for 2011. In this regard, Note 4 discloses servicing fees of $296,829 for 2011. Further, please revise to separately list each adjustment to your non-GAAP measure. That is, please revise your table to reflect a separate line item for your gain on derivative liabilities and gain on debt extinguishment.

Liquidity and Capital Resources, page 23

7.   We note your response to comment 22 in our letter dated September 21, 2012; however, we do not see where any revisions were made responsive to our comment. You refer to the non-GAAP measure EBITDA. If you intended to refer to Adjusted EBITDA, please revise to retitle your reference to EBITDA. If you did not intend to refer to Adjusted EBITDA, then please revise to provide the disclosure required by Item 10(e) of Regulation S-K.

Market for Common Equity, page 23

8.   We note your response to comment 6 in our letter dated September 21, 2012, as well as your revised disclosure. Consistent with the changes you have made to page 1 of the prospectus, please further revise page 23 to change the exiting reference to "OTC" to "OTCQB."

Dilution, page 24

9.   Please show us how you calculated your net tangible book value per share of ($.09) as of September 24, 2012 based on a net tangible book value as of September 24, 2012 of $(7.6) million and 463,688,715 shares of common stock outstanding after the offering.

Financial Statements, page 30

Note 4 –Contract Receivables & Credit Facility Receivable, page 38

10.   We note your response to comment 26 in our letter dated September 21, 2012 and your revised disclosure that the $5.5 million in gross profit is net of servicing fees. Given your

fiscal 2012 disclosure of $15.9 million of accounts receivable sold to NETF and NETF's assumption of $10.4 million in accounts payable resulting in a difference of $5.5 million, please clarify how the servicing fees are considered in the transfer of funds and how you derived $5.5 million in gross profit net of servicing fees.   Please include illustrative journal entries in your response.

Item 16. Exhibits, page 66

11.   We note your response to comment 29 in our letter dated September 21, 2012. Please further revise your exhibit index as follows:

- please identify in the exhibit index the filing in which your articles of incorporation and bylaws (exhibit 3.1) are located;

- please re-label the consent of your counsel from exhibit 14.1 to the exhibit number indicated in Item 601 of Regulation S-K; and

- please revise the exhibit index to reflect that counsel's opinion and consent have been filed.

Exhibit 5.1

12.   We note in the second full paragraph of counsel's opinion that counsel has limited its examination to the company's certification of incorporation and bylaws. As so limited, the opinion does not appear to comply with Item 601(b)(5) of Regulation S-K. Please see Section II.B.1.a. of Staff Legal Bulletin 19, which is available on our website. Please have counsel either remove this limitation or appropriately expand it.

13.   Please have counsel revise its opinion to consent to being named in the registration statement. Please see Section IV. of Staff Legal Bulletin 19.

Form 10-Q for Fiscal Quarter Ended July 31, 2012

14.   Please be advised that the certifications required by Rule 13a-14(a) or Rule 15d-14(a) must include language exactly as set forth in Item 601(b)(31) of Regulation S-K. In this regard, you have omitted the introductory language in paragraph four and paragraph 4(b) referring to internal control over financial reporting. Further, in the first sentence of your certificates, the certifying officer`s name should appear but not his title. Please amend to provide complete certifications. Further, please note all amendments must be filed under cover of the form amended and marked with the letter "A" to designate the document as an amendment pursuant to Rule 12b-15.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or in her absence, Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or Dietrich A. King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director